UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Inotek Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45780V102

(CUSIP Number)

David R. Ramsay

Care Capital III LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780V102

1.	Names of Reporting Persons Care Capital III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,519,647

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,519,647

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,647

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) OO (Other)

1.	Names of Reporting Persons Care Capital Investments III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,494,688

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,494,688

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,494,688

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Care Capital Offshore Investments III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 24,959

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 24,959

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,959

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Care Capital II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO (Other)

1.	Names of Reporting Persons Care Capital Investments II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Care Capital Offshore Investments II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D amends and supplements the Schedule 13D, filed March 5, 2015 (the “Schedule 13D”), by the Filing Persons (as defined below) relating to the Common Stock, par value $0.0001 per share, of Inotek Pharmaceuticals Corporation, a Delaware corporation (the “Issuer”).  The Issuer is filing this amendment to the Schedule 13D to, among other things, update the disclosures set forth therein to update information regarding the Issuer and include the open market transactions discussed in Item 3 below.

Item 1.                     Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.001 per share, (the “Common Stock”) of Inotek Pharmaceuticals Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 91 Hartwell Avenue, Suite 105, Lexington, Massachusetts 02421.

Item 3.                     Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

During the period from January 23, 2017 through January 30, 2017, Care Capital Investments II L.P. sold 715,206 shares of Issuer’s Common Stock and Care Capital Offshore Investments II LP sold 49,084 shares of Issuer’s Common Stock in open market transactions.

Item 5.                     Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)                                 As more fully described in Item 3 above, (i) Care Investments III is the beneficial owner of 1,494,688 shares of the Issuer’s Common Stock, representing 5.6% of the Issuer’s shares of Common Stock outstanding and (ii) Care Offshore III is the beneficial owner of 24,959 shares of the Issuer’s Common Stock, representing 0.1% of the Issuer’s shares of Common Stock outstanding.  By virtue of Care Capital III’s status as general partner of Care Investments III and Care Offshore III, Care Capital III may be deemed the beneficial owner of 1,519,647 shares of the Issuer’s Common Stock held by Care Investments III and Care Offshore III, representing 5.6% of the Issuer’s shares of Common Stock outstanding.

As more fully described in Item 3 above, (i) Care Investments II is the beneficial owner of 0 shares of the Issuer’s Common Stock, representing 0% of the Issuer’s shares of Common Stock outstanding and (ii) Care Offshore II is the beneficial owner of 0 shares of the Issuer’s Common Stock, representing 0% of the Issuer’s shares of Common Stock outstanding.  By virtue of Care Capital II’s status as general partner of Care Investments II and Care Offshore II, Care Capital II may be deemed the beneficial owner of 0 shares of the Issuer’s Common Stock held by Care Investments II and Care Offshore II, representing 0% of the Issuer’s shares of Common Stock outstanding.

The percentage calculations are based upon 26,930,730 shares of Common Stock outstanding as of November 8, 2016 based on information provided by the Issuer.  Each of Care Capital III and Care Capital II disclaims beneficial ownership of the securities referenced in this Schedule 13D, and this report shall not be deemed an admission that either Care Capital III and Care Capital II is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(b)                                 By virtue of its status as general partner of Care Investments III and Care Offshore III, Care Capital III may be deemed to share voting and dispositive power with respect to the 1,494,688 shares of Issuer’s Common Stock beneficially owned by Care Investments III and 24,959 shares of Issuer’s Common Stock beneficially owned by Care Offshore III.  Care Capital III disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Care Capital III is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of its pecuniary interest therein.

(c)                                  During the past sixty days prior to the date hereof, the following transactions occurred:

Identity of Person Who Effected the Transaction	Date of Transaction	Amount of Securities Sold	Weighted Average Price Per Share	Where and How Transaction was Effected
Care Capital Investments II L.P.	1/23/2017	183,847	$1.53	Open Market
Care Capital Offshore Investments II LP	1/23/2017	12,617	$1.53	Open Market
Care Capital Investments II L.P.	1/24/2017	109,580	$1.50	Open Market
Care Capital Offshore Investments II LP	1/24/2017	7,520	$1.50	Open Market
Care Capital Investments II L.P.	1/25/2017	80,325	$1.51	Open Market
Care Capital Offshore Investments II LP	1/25/2017	5,513	$1.51	Open Market
Care Capital Investments II L.P.	1/26/2017	85,941	$1.52	Open Market
Care Capital Offshore Investments II LP	1/26/2017	5,898	$1.52	Open Market
Care Capital Investments II L.P.	1/27/2017	123,744	$1.54	Open Market
Care Capital Offshore Investments II LP	1/27/2017	8,493	$1.54	Open Market
Care Capital Investments II L.P.	1/30/2017	131,769	$1.56	Open Market
Care Capital Offshore Investments II LP	1/30/2017	9,043	$1.56	Open Market

(d)                                 No person, other than Care Capital III, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Investments III and Care Offshore III and no person, other than Care Capital II, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each of Care Investments II and Care Offshore II.

(e)                                  Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017	Care Capital III LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 10, 2017	Care Capital Investments III L.P.

	By:	Care Capital III LLC, its General Partner

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 10, 2017	Care Capital Offshore Investments III LP

By: Care Capital III LLC, its General Partner

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 10, 2017	Care Capital II LLC

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 10, 2017	Care Capital Investments II L.P.

By: Care Capital II LLC, its General Partner

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

Dated: February 10, 2017	Care Capital Offshore Investments II LP

By: Care Capital II LLC, its General Partner

	By:	/s/ David R. Ramsay
	Name:	David R. Ramsay
	Title:	Partner

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).